UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **June 23, 2003**

AirTran Holdings, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Nevada**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **1-15991**   I.R.S. Employer Identification No: **58-2189551**



AirTran Airways, Inc.
(Exact name of registrant as specified in its charter)
State of Incorporation: **Delaware**

9955 AirTran Boulevard, Orlando, Florida 32827
(Address of principal executive offices) (Zip Code)

(407) 251-5600
(Registrant's telephone number, including area code)

Commission file number: **333-37487-09**   I.R.S. Employer Identification No: **65-0440712**

Item 5. Other Events.

On June 23, 2003 AirTran Airways, Inc. issued a press release announcing a tentative agreement on a new contract between AirTran Airways, Inc. and the Association of Flight Attendants, AFL-CIO.

The press release is attached as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 7. Exhibits.

Press release dated June 23, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.


AirTran Holdings, Inc.
(Registrant)


Date: June 24, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)



AirTran Airways, Inc.
(Registrant)


Date: June 24, 2003


/s/ Stanley J. Gadek
Stanley J. Gadek
Senior Vice President, Finance,
Treasurer and Chief Financial Officer
(Principal Accounting and Financial Officer)


EXHIBIT 99

FOR IMMEDIATE RELEASE   AirTran Airways: Tad Hutcheson
June 23, 2003   tad.hutcheson@airtran.com
                                                        407.251.5578

                                    AFA, AFL-CIO: Travis Bruce,
                                                     AFA Spokesperson
                                                     770.330.8576

AIRTRAN AIRWAYS AND ASSOCIATION OF FLIGHT ATTENDANTS
ANNOUNCE NEW TENTATIVE CONTRACT

ORLANDO, Fla. (June 23, 2003) - AirTran Airways and the Association of Flight Attendants, AFL-CIO, which represents AirTran Airways' work force of approximately 1,100 flight attendants, today announced they have reached a tentative agreement on a new contract after an intense marathon negotiating session over the weekend. The new contract, reached without the assistance of a federal mediator, is another example in a long string of successful contract negotiations between AirTran Airways and its union-represented Crew Members.

The AFA leadership endorsed the tentative agreement and will promptly send the agreement to the flight attendants' union membership for ratification. Terms of the agreement with the AFA will not be publicly disclosed until after the ratification vote, which is expected within approximately four weeks.

"AirTran Airways and AFA negotiators worked very hard to produce the kind of agreement that gives flight attendants improved quality of life while at the same time provides a platform for the continuation of the Company's successful business model," said Joe Leonard, AirTran Airways' chairman and chief executive officer. "I want to personally congratulate the members of both teams for their outstanding work in providing a contract that benefits all the Crew Members of AirTran Airways, as well as its shareholders and customers."

"This new contract provides for growth and financial security - for both the flight attendants and the airline," stated Susan M. Manfredi, vice president of inflight service. "I want to congratulate the members of both negotiating teams for successfully reaching an agreement with which we can all be pleased. The collective bargaining process at AirTran Airways works."

AirTran Airways is one of America's largest low-fare airlines - employing more than 5,000 professional Crew Members and serving 492 flights a day to 43 destinations. The airline's hub is at Hartsfield Atlanta International Airport, the world's busiest airport (by passenger volume), where it is the second largest carrier. The airline never requires a roundtrip purchase or Saturday night stay, and offers an affordable Business Class, assigned seating, easy online booking and check-in, the A-Plus Rewards frequent flier program, and the A2B corporate travel program. AirTran Airways also is a subsidiary of AirTran Holdings, Inc., (NYSE: AAI), and the world's largest operator of the Boeing 717, the most modern, environmentally friendly aircraft in its class. For more information and reservations, visit airtran.com (America Online Keyword: AirTran), call AirTran Airways at 800-AIR-TRAN (800-247-8726) or 770-994-8258 (in Atlanta) or your travel agent.

Editor's note: Statements regarding the Company's operational and financial success, business model, ability to return value to investors, and our ability to maintain or improve our low costs are forward-looking statements and are not historical facts. Instead, they are estimates or projections involving numerous risks or uncertainties, including but not limited to, consumer demand and acceptance of services offered by the Company, the Company's ability to maintain current cost levels, fare levels and actions by competitors, regulatory matters and general economic conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including but not limited to the Company's annual report on Form 10-K for the year ended December 31, 2002. The Company disclaims any obligation or duty to update or correct any of its forward-looking statements.